Exhibit 99.1

STEALTHGAS INC. REPORTS SECOND QUARTER AND SIX MONTHS 2022

FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, August 24, 2022. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2022.

OPERATIONAL AND FINANCIAL HIGHLIGHTS1

•

About 62% of fleet days are secured on period charters for the remainder of 2022, with total fleet employment days for all subsequent periods generating approximately $72 million (excl. JV vessels) in contracted revenues.

•	Improved revenues at $39.3 million with 34 vessels at the end of Q2 22’ compared to 42 vessels for the same quarter of last year.

•	A decrease of $6.4 million in voyage expenses, operating expenses and depreciation in aggregate compared to Q2 21’.

•	Net Income of $12.2 million for Q2 22’ corresponding to an EPS of $0.32 compared to Net Income of $1.6 million and an EPS of $0.04 for Q2 21’.

•	Adjusted Net Income[1] of $11.3 million for Q2 22’ corresponding to an Adjusted EPS[1] of $0.30.

•	Total cash, including restricted cash, of $90.2 million as of June 30, 2022 compared to $45.7 million as of December 31, 2021.

Second Quarter 2022 Results:

•

Revenues for the three months ended June 30, 2022 amounted to $39.3 million compared to revenues of $39.2 million for the three months ended June 30, 2021 while the fleet over the corresponding periods was reduced from 42 vessels at the end of Q2 2021 to 34 vessels at the end of Q2 2022 so the vessels remaining in the fleet saw a rise in revenues due to better market conditions.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2022 were $4.6 million and $13.3 million, respectively, compared to $6.0 million and $15.8 million, respectively, for the three months ended June 30, 2021. The $1.4 million decrease in voyage expenses is attributed to the fewer number of vessels in the spot market. Overall, spot days were reduced by 59% as more vessels were time chartered. The $2.5 million decrease in vessels’ operating expenses compared to the same period of 2021 is due to fewer vessels in the fleet.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•

Drydocking costs for the three months ended June 30, 2022 and 2021 were $0.2 million and $2.0 million, respectively. Drydocking expenses during the second quarter of 2022 relate to the drydocking preparation of three vessels compared to the drydocking of three vessels and to the drydocking preparation of four vessels in the same period of last year.

•	Depreciation for the three months ended June 30, 2022 and 2021 was $7.0 million and $9.6 million, respectively, as the number of our vessels declined following the spin-off of four tanker vessels.

•

Impairment loss for the three months ended June 30, 2022 was nil compared to $3.1 million for the same period of last year, which related to three vessels, one older vessel plus two vessels for which the Company had entered into separate agreements to sell them to third parties.

•

Interest and finance costs for the three months ended June 30, 2022 and 2021, were $2.8 million and $3.0 million, respectively. The $0.2 million decrease from the same period of last year is mostly due to the decline of debt outstanding and reductions in margins due to refinancing of certain loans counterbalanced by increases in Libor rates.

•

Equity earnings in joint ventures for the three months ended June 30, 2022 and 2021 was a gain of $1.9 million and $4.2 million, respectively. The $2.3 million decrease from the same period of last year is mainly due to the gain from a sale of a vessel that was recorded in one of the joint ventures last year.

•

As a result of the above, for the three months ended June 30, 2022, the Company reported net income of $12.2 million, compared to net income of $1.6 million for the three months ended June 30, 2021. The weighted average number of shares outstanding for the three months ended June 30, 2022 and 2021 was 37.9 million and 37.9 million, respectively.

•	Earnings per share, basic and diluted, for the three months ended June 30, 2022 amounted to $0.32 compared to earnings per share of $0.04 for the same period of last year.

•

Adjusted net income was $11.3 million corresponding to an Adjusted EPS of $0.30 for the three months ended June 30, 2022 compared to Adjusted net income of $4.8 million corresponding to an Adjusted EPS of $0.13 for the same period of last year.

•	EBITDA for the three months ended June 30, 2022 amounted to $21.9 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 34.6 vessels were owned by the Company during the three months ended June 30, 2022 compared to 42.0 vessels for the same period of 2021.

Six Months 2022 Results:

•

Revenues for the six months ended June 30, 2022, amounted to $75.1 million, a decrease of $1.6 million, or 2.1%, compared to revenues of $76.7 million for the six months ended June 30, 2021, primarily due to reduction in the fleet size.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2022 were $8.9 million and $26.2 million, respectively, compared to $12.9 million and $30.9 million for the six months ended June 30, 2021. The $4.0 million decrease in voyage expenses was mainly due to the 63% (or 1,278 days) decrease of spot days. The $4.7 million decrease in vessels’ operating expenses is primarily due to the reduction in fleet size.

•

Drydocking costs for the six months ended June 30, 2022 and 2021 were $0.6 million and $2.6 million, respectively. The costs for the six months ended June 30, 2022 mainly related to the drydocking of one vessel and to the drydocking preparation of three vessels, while the costs for the same period of last year related to the drydocking of four vessels and the drydocking preparation of four vessels.

•

Depreciation for the six months ended June 30, 2022, was $14.1 million, a $5.0 million decrease from $19.1 million for the same period of last year, due to the decrease in the average number of our vessels.

•

Impairment loss for the six months ended June 30, 2022 was $0.5 million relating to one vessel, for which the Company had entered into an agreement to sell and subsequently delivered to its new owner. Impairment loss for the six months ended June 30, 2021 was $3.1 million relating to three vessels, one older vessel plus two vessels for which the Company has entered into separate agreements to sell them to third parties.

•	Loss on sale of vessels for the six months ended June 30, 2022 was $0.4 million, which was primarily due to the sale of one of the Company’s vessels.

•

Interest and finance costs for the six months ended June 30, 2022 and 2021 were $5.1 million and $6.1 million respectively. The $1.0 million decrease from the same period of last year, is mostly due to the decrease of our indebtedness.

•

Equity earnings in joint ventures for the six months ended June 30, 2022 and 2021 was a gain of $3.6 million and a gain of $5.3 million, respectively. The $1.7 million decrease from the same period of last year is mainly due to a gain on sale that was recorded last year of one of the Medium Gas carriers owned by one of our joint ventures.

•

As a result of the above, the Company reported a net income for the six months ended June 30, 2022 of $19.8 million, compared to a net income of $2.4 million for the six months ended June 30, 2021. The weighted average number of shares outstanding as of June 30, 2022 and 2021 was 37.9 million and 37.9 million, respectively. Earnings per share for the six months ended June 30, 2022 amounted to $0.52 compared to earnings per share of $0.06 for the same period of last year.

•	Adjusted net income was $20.0 million, or $0.53 per share, for the six months ended June 30, 2022 compared to adjusted net income of $5.4 million, or $0.14 per share, for the same period of last year.

•	EBITDA for the six months ended June 30, 2022 amounted to $38.9 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 35.5 vessels were owned by the Company during the six months ended June 30, 2022, compared to 41.8 vessels for the same period of 2021.

•	As of June 30, 2022, cash and cash equivalents amounted to $77.9 million and total debt amounted to $292.2 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A sixteen months’ time charter for its 2007 built LPG carrier the Gas Flawless, until Dec 2023 with a charterer’s option to extend a further twelve months.

•	A five months’ time charter extension for its 2020 built LPG carrier the Eco Texiana, until Dec 2022 with a charterer’s option to extend a further twelve months.

•	A six months’ time charter extension for its 2012 built LPG carrier the Gas Husky, until Dec 2022 with a charterer’s option to extend a further six months.

•	A six month time charter for its 2017 built LPG carrier the Eco Frost, from October 2023 until March 2023.

•	A twelve month time charter for its 2017 built LPG carrier the Eco Freeze, until May 2023.

With these charters, the Company has total contracted revenues of approximately $72 million.

For the remainder of the year 2022, the Company has about 62% of fleet days secured under period contracts.

In addition, the following chartering arrangements were concluded on the joint venture vessels:

•	A twelve month time charter extension for the 2007 built LPG carrier the Gas Haralambos, until June 2023.

•	A six month time charter for the 2010 built LPG carrier the Eco Evoluzione, until March 2023.

In addition, with the redelivery of the Eco Chios and the Gas Exelero from their bareboat charterers during Q2 22’ the Company no longer has any other bareboat charter arrangements.

Subsequent Events

The Company also announced the profitable sale from the joint venture of the Eco Nebula to a third party. The delivery of the vessel was concluded in August 2022 and will impact the results of Q3 22’. The Company expects that the net proceeds from the sale after debt repayment, along with any trading profits and remaining capital will subsequently be distributed to the partners.

In July 2022, the Company entered into an agreement with a related party for the acquisition of two 40,000cbm newbuilding Medium Gas Carriers for a capital expenditure of circa $117 million. The vessels are under construction in Korea and are expected to be delivered in Q3 23’ and Q4 23’ respectively. The Company expects to finance the acquisition of these two vessels from its existing cash and the arrangement of a new bank facility subject to customary closings.

Board Chairman Michael Jolliffe Commented

Following the strategic decision to become a pure player in the broader LPG market, this was the second quarter that the Stealthgas fleet consisted of only LPG carriers of various sizes. I am very pleased with the results we announced today, as it has been the most profitable six months for our company for over a decade. During the second quarter there was robust demand for our LPG vessels. All vessel sizes in our fleet showed improving results and particularly the handysize vessels boosted our bottom line. The EPS for the six months was $0.52 while our stock currently trades around $3.00. We will continue our chartering strategy placing our vessels on period charters, and while the summer months are usually quieter in terms of activity and we have seen more spot activity we expect that we will find increasing opportunities in the coming months for period charters.

While we are optimistic for the LPG shipping market, we recognise that we continue to operate in a challenging geopolitical environment where issues are being perpetuated. As of late inflationary pressures have been a concern of ours, and we have managed to contain cost pressures for the time being. We have started seeing the impact from interest rises although these have been somewhat moderated from the interest rate hedges we have entered and the historically low debt levels we maintain at this point. As we have noted in the past we maintain a healthy capital structure that allows for investments and moderate fleet renewal for example with the two newbulding medium gas carriers that we expect to take delivery of next year. It is important that we maintain a modern high quality fleet that allows us to offer our services with reliability and safety to our customers.

Conference Call details:

On August 24, 2022 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Beginning this quarter, conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

Online Registration: https://register.vevent.com/register/BIa9f97f598485467ab13a03607f4a77f9

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

SteatlhGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. SteatlhGas Inc. has a fleet of 40 LPG carriers, including six Joint Venture vessels in the water, and three 40,000 cbm newbuilding Medium Gas Carrier (one owned through Joint Venture) to be delivered by the end of 2023. These LPG vessels have a total capacity of 465,510 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.” Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2021 and June 30, 2022.

FLEET DATA	Q2 2021	Q2 2022	6M 2021	6M 2022
Average number of vessels (1)	42.0	34.58	41.81	35.53
Period end number of owned vessels in fleet	42	34	42	34
Total calendar days for fleet (2)	3,822	3,147	7,567	6,431
Total voyage days for fleet (3)	3,750	3,142	7,445	6,392
Fleet utilization (4)	98.1%	99.8%	98.4%	99.4%
Total charter days for fleet (5)	2,861	2,778	5,404	5,629
Total spot market days for fleet (6)	889	364	2,041	763
Fleet operational utilization (7)	96.3%	96.9%	94.7%	94.8%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before loss/gain on derivatives excluding swap interest paid/received, impairment loss, net gain/loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain/loss on sale of vessels, share based compensation and loss/gain on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six Months Period Ended June 30th,
	2021	2022	2021	2022
Net Income—Adjusted Net Income
Net income	1,626,184	12,218,614	2,382,064	19,818,867
Less gain on derivatives	(11,899)	(1,049,015)	(6,317)	(1,065,802)
Less swap interest paid	—	(81,581)	(141,446)	(81,581)
(Less)/Plus (gain)/loss on sale of vessels, net	—	(569)	—	408,637
Plus impairment loss	3,096,391	—	3,096,391	529,532
Plus share based compensation	73,918	188,722	73,918	439,731
Adjusted Net Income	4,784,594	11,276,171	5,404,610	20,049,384
Net income—EBITDA
Net income	1,626,184	12,218,614	2,382,064	19,818,867
Plus interest and finance costs	2,971,065	2,757,529	6,116,503	5,119,033
Less interest income	(233)	(63,488)	(2,777)	(71,378)
Plus depreciation	9,582,921	7,031,345	19,130,052	14,052,128
EBITDA	14,179,937	21,944,000	27,625,842	38,918,650
Net income—Adjusted EBITDA
Net income	1,626,184	12,218,614	2,382,064	19,818,867
Less gain on derivatives	(11,899)	(1,049,015)	(6,317)	(1,065,802)
(Less)/Plus (gain)/loss on sale of vessels, net	—	(569)	—	408,637
Plus impairment loss	3,096,391	—	3,096,391	529,532
Plus share based compensation	73,918	188,722	73,918	439,731
Plus interest and finance costs	2,971,065	2,757,529	6,116,503	5,119,033
Less interest income	(233)	(63,488)	(2,777)	(71,378)
Plus depreciation	9,582,921	7,031,345	19,130,052	14,052,128
Adjusted EBITDA	17,338,347	21,083,138	30,789,834	39,230,748
EPS—Adjusted EPS
Net income	1,626,184	12,218,614	2,382,064	19,818,867
Adjusted net income	4,784,594	11,276,171	5,404,610	20,049,384
Weighted average number of shares	37,858,437	37,924,542	37,858,437	37,891,672
EPS—Basic and Diluted	0.04	0.32	0.06	0.52
Adjusted EPS	0.13	0.30	0.14	0.53

StealthGas Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2021	2022	2021	2022
Revenues
Revenues	39,249,850	39,274,984	76,665,531	75,146,105
Expenses
Voyage expenses	5,465,047	4,161,806	11,933,055	7,953,019
Voyage expenses—related party	489,971	483,503	955,174	923,517
Vessels’ operating expenses	15,573,624	13,056,966	30,390,650	25,698,196
Vessels’ operating expenses—related party	263,000	278,000	521,500	514,950
Drydocking costs	2,027,921	193,090	2,638,181	576,625
Management fees—related party	1,480,116	1,287,765	2,928,566	2,572,685
General and administrative expenses	899,402	826,380	1,841,184	1,767,911
Depreciation	9,582,921	7,031,345	19,130,052	14,052,128
Impairment loss	3,096,391	—	3,096,391	529,532
Net (gain)/loss on sale of vessels	—	(569)	—	408,637

Total expenses	38,878,393	27,318,286	73,434,753	54,997,200

Income from operations	371,457	11,956,698	3,230,778	20,148,905

Other (expenses)/income
Interest and finance costs	(2,971,065)	(2,757,529)	(6,116,503)	(5,119,033)
Gain on derivatives	11,899	1,049,015	6,317	1,065,802
Interest income	233	63,488	2,777	71,378
Foreign exchange (loss)/gain	(8,098)	12,688	(41,317)	44,705

Other expenses, net	(2,967,031)	(1,632,338)	(6,148,726)	(3,937,148)

(Loss)/Income before equity in earnings of investees	(2,595,574)	10,324,360	(2,917,948)	16,211,757
Equity earnings in joint ventures	4,221,758	1,894,254	5,300,012	3,607,110

Net Income	1,626,184	12,218,614	2,382,064	19,818,867

Earnings per share
- Basic & Diluted	0.04	0.32	0.06	0.52

Weighted average number of shares
- Basic & Diluted	37,858,437	37,858,437	37,858,437	37,858,437

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2021	June 30, 2022
Assets
Current assets
Cash and cash equivalents	31,304,151	77,874,497
Receivables from related party	63,767	—
Trade and other receivables	2,117,636	2,946,628
Other current assets	298,984	219,111
Claims receivable	62,652	356,114
Inventories	2,772,532	4,068,077
Advances and prepayments	637,881	2,017,117
Restricted cash	2,198,775	2,187,385
Vessel held for sale	12,250,000	—

Total current assets	51,706,378	89,668,929

Non current assets
Operating lease right-of-use assets	104,168	60,939
Vessels, net	681,337,153	655,014,116
Restricted cash	12,197,611	10,166,144
Investments in joint ventures	53,323,032	55,910,143
Fair value of derivatives	—	1,451,936

Total non current assets	746,961,964	722,603,278

Total assets	798,668,342	812,272,207

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	1,491,705	2,244,436
Trade accounts payable	8,592,124	9,189,563
Accrued and other liabilities	3,842,879	6,125,625
Operating lease liabilities	104,168	60,939
Deferred income	5,666,285	3,918,436
Current portion of long-term debt	31,836,619	30,119,056
Current portion of long-term debt associated with vessel held for sale	7,173,988	—

Total current liabilities	58,707,768	51,658,055

Non current liabilities
Fair value of derivatives	3,151,880	2,783,848
Deferred income	76,949	48,939
Long-term debt	261,960,975	262,079,412

Total non current liabilities	265,189,804	264,912,199

Total liabilities	323,897,572	316,570,254

Commitments and contingencies
Stockholders’ equity
Capital stock	435,274	435,274
Treasury stock	(25,373,380)	(25,373,380)
Additional paid-in capital	443,009,334	443,449,065
Retained earnings	59,803,487	79,622,354
Accumulated other comprehensive loss	(3,103,945)	(2,431,360)

Total stockholders’ equity	474,770,770	495,701,953

Total liabilities and stockholders’ equity	798,668,342	812,272,207

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Six Month Periods Ended June 30,
	2021	2022
Cash flows from operating activities
Net income for the period	2,382,064	19,818,867
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	19,130,052	14,052,128
Amortization of deferred finance charges	479,098	537,936
Amortization of operating lease right-of-use assets	44,879	43,229
Share based compensation	73,918	439,731
Change in fair value of derivatives	(147,763)	(1,147,383)
Equity earnings in joint ventures	(5,300,012)	(3,607,110)
Dividends received from joint ventures	—	1,020,000
Impairment loss	3,096,391	529,532
Loss on sale of vessels	—	408,637
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(1,447,947)	(828,992)
Other current assets	97,050	79,873
Claims receivable	—	(500,249)
Inventories	535,934	(1,295,545)
Changes in operating lease liabilities	(44,879)	(43,229)
Advances and prepayments	(1,122,814)	(1,379,236)
Increase/(decrease) in
Balances with related parties	(530,234)	611,148
Trade accounts payable	1,411,406	740,512
Accrued liabilities	716,766	2,282,746
Deferred income	2,009,220	(1,775,859)

Net cash provided by operating activities	21,383,129	29,986,736

Cash flows from investing activities
Insurance proceeds	—	206,787
Proceeds from sale of vessels, net	—	23,887,379
Acquisition and improvement of vessels	(24,180,481)	(447,713)
Investment in joint ventures	(3,348,675)	—
Return of investments from joint ventures	1,530,000	—

Net cash (used in)/provided by investing activities	(25,999,156)	23,646,453

Cash flows from financing activities
Deferred finance charges paid	(667,766)	(534,600)
Advances from joint ventures	—	1,655,684
Advances to joint ventures	—	(1,450,334)
Customer deposits paid	(100,000)	—
Loan repayments	(47,628,684)	(68,176,450)
Proceeds from long-term debt	48,431,250	59,400,000

Net cash provided by/(used in) financing activities	34,800	(9,105,700)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(4,581,227)	44,527,489
Cash, cash equivalents and restricted cash at beginning of year	53,040,202	45,700,537

Cash, cash equivalents and restricted cash at end of period	48,458,975	90,228,026

Cash breakdown
Cash and cash equivalents	33,006,378	77,874,497
Restricted cash, current	2,970,413	2,187,385
Restricted cash, non current	12,482,184	10,166,144

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	48,458,975	90,228,026